UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2006

                             Commission File Number

                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                  Thistle House
                                4 Burnaby Street
                                  Hamilton HM11
                                     Bermuda

                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [_]          No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is Nordic American Tanker Shipping Limited's 2005 Annual Report to Shareholders.

                                                                       Exhibit 1


                                     [LOGO]


                             NORDIC AMERICAN TANKER
                                SHIPPING LIMITED





                                   2005 ANNUAL
                                    REPORT TO
                                  SHAREHOLDERS

BUSINESS

General

Nordic American Tanker Shipping Limited, or the Company, was formed on June 12, 1995 under the laws of the Islands of Bermuda for the purpose of acquiring and chartering three Suezmax tankers that were built in 1997. These three vessels were bareboat chartered to BP Shipping Ltd., or BP Shipping, for a period of seven years. BP Shipping redelivered these three vessels to us in September 2004, October 2004 and November 2004, respectively. We have continued contracts with BP Shipping by time chartering to it two of our original vessels at spot market related rates for three-year terms up to the autumn of 2007. We have bareboat chartered the third of our original three vessels to Gulf Navigation Company LLC, or Gulf Navigation, of Dubai, U.A.E. for a term of five years at a fixed rate of charterhire, subject to two one-year extensions at Gulf Navigation's option. We acquired our fourth vessel in November 2004, our fifth and sixth vessels in March 2005, our seventh vessel in August 2005, our eighth vessel in November 2005 and our ninth vessel in April 2006. We are currently operating eight vessels in the spot market or on spot market related time charters.

Our Fleet

Our fleet consists of nine modern double-hull Suezmax tankers. The following chart provides information regarding each vessel, including its employment status.

                                          Year                   Employment Status
Vessel                  Yard              Built     Dwt           (Expiration Date)             Flag
------                  ----              -----     ---           -----------------             ----
Gulf Scandic            Samsung           1997      151,459      Bareboat   (Nov. 2009)         Isle of Man
Nordic Hawk             Samsung           1997      151,459      TC/spot(1) (Oct. 2007)         Bahamas
Nordic Hunter           Samsung           1997      151,459      TC/spot(1) (Sept. 2007)        Bahamas
Nordic Voyager          Dalian New        1997      149,591      Spot                           Norway
Nordic Freedom          Daewoo            2005      159,500      Spot       (Mar. 2007)         Bahamas
Nordic Fighter          Hyundai           1998      153,181      Spot                           Norway
Nordic Discovery        Hyundai           1998      153,181      Spot                           Norway
Nordic Saturn           Daewoo            1998      157,332      Spot                           Marshall Islands
Nordic Jupiter(2)       Daewoo            1998      157,332      Spot                           Marshall Islands

----------
(1)  TC/Spot = Time Charter on spot market related terms.
(2)  The vessel was delivered to us on April 10, 2006.

OUR CHARTERS

We operate our vessels on bareboat charters, time charters and in the spot market. Our goal is to take advantage of potentially higher market rates through time charters with spot market related rates and voyage charters. Including our recent acquisitions, we plan to operate eight of our nine vessels in the spot market or on spot market related time charters although we may consider charters at fixed rates depending on market conditions.

Bareboat Charters

We have chartered one of our vessels (the Gulf Scandic) under a bareboat charter to Gulf Navigation, for a period of five years, terminating in the fourth quarter of 2009, subject to two one-year extensions at Gulf Navigation's option. Under the terms of the bareboat charter, Gulf Navigation is obligated to pay a fixed charterhire of $17,325 per day for the entire charter period. During the charter period, Gulf Navigation will be responsible for operating and maintaining the vessel and will bear all costs and expenses with respect to the vessel.

Time Charters

We have chartered two of our vessels (the Nordic Hawk and the Nordic Hunter) under spot market related time charters to BP Shipping for a period of three years each, terminating between September 1 and October 31, 2007. The amount of charterhire payable under the charters to BP Shipping is based on a formula designed to generate earnings to us as if we had operated the vessels in the spot market on two routes used for the calculation, less 5%. The charterhire is payable to us monthly. Under the time charters, BP Shipping is responsible for all voyage related costs while the Company is responsible for providing the crew and paying other operating costs.

Spot Charters

We currently operate one vessel (the Nordic Freedom) in the spot market (other than in a pool). Tankers operating in the spot market typically are chartered for a single voyage which may last up to several weeks. Tankers operating in the spot market may generate increased profit margins during improvements in tanker rates, while tankers operating fixed-rate time charters generally provide more predictable cash flows.

Under a typical voyage charter in the spot market, we will be paid freight on the basis of moving cargo from a loading port to a discharge port. We are responsible for paying both operating costs and voyage costs and the charterer is responsible for any delay at the loading or discharging ports.

Pooling Arrangements

We currently operate five of our vessels (the Nordic Voyager, Nordic Discovery, Nordic Fighter, Nordic Saturn and Nordic Jupiter) in spot market pools with other vessels that are not owned by us. The pools are managed by third party pool administrators. The pool administrator of each pool has the responsibility for the commercial management of the participating vessels, including the marketing, chartering, operation and bunker (fuel oil) purchase of the vessels. The pool participants remain responsible for all other costs including the financing, insurance, manning and technical management of their vessels. The earnings of all of the vessels are aggregated, or pooled, and divided according to the relative performance capabilities of the vessel and the actual earning days each vessel is available. The pool vessels are operated in the spot market by the pool administrators.

THE TANKER MARKET 2005

For the third year in a row the tanker market was very profitable for tanker owners. Even though 2005 was not as robust as 2004 for crude carriers, it was the second best year since the 1970s. The oil tanker fleet is generally divided into five major categories of vessels, based on carrying capacity. A tanker's carrying capacity is measured in dead weight tons, or dwt, which is the amount of crude oil measured in metric tons that the vessel is capable of loading. In the single voyage market the VLCC (Very Large Crude Carrier), whose carrying capacity ranges from 200,000 dwt to 320,000 dwt, reached an average of $55,000 per day, down from the extraordinary high $89,000 the year before. Suezmaxes, whose carrying capacity ranges from 120,000 dwt to 200,000 dwt, achieved $48,000 per day, versus $65,000 in 2004. Corresponding rates for Aframaxes, whose carrying capacity ranges from 80,000 dwt to 120,000 dwt, were $40,000 compared with $47,000 in 2004.

Estimates indicate an increase in seaborne oil trade of 3.5% from 2004 to 2005 and a slight reduction in average transport distance. Based on industry reports, there was an increase in waiting time in ports and straits compared with the year before, leading to a decline in the productivity of the fleet. Our preliminary estimates show an overall growth of 3% to 4% in tanker tonnage demand from 2004 to 2005.

The tanker fleet, excluding chemical tankers, rose at the highest rate in many years on a dwt basis, with deliveries of 28 million dwt, while scrapping and other removals amounted to no more than 5 million dwt. Fleet growth by dwt in 2005 was as high as 7%, resulting in a drop in the fleet's utilization rate from 91.5% in 2004 to 88.5% in 2005.

The most important trend in the global oil market in 2005 was the stagnation in oil production outside OPEC. Hurricane-related supply disruptions in the US Gulf, higher than anticipated North Sea depletion rates and a more moderate growth in Russian oil output were the main elements behind the stagnation of non-OPEC production.

The consequence of less oil from non-OPEC sources was an increased demand for OPEC oil. Since OPEC already produced at almost full capacity most of the extra demand resulted in higher prices. Lack of spare oil production capacity drove crude oil prices to, at its peak, above $70 per barrel and dampened the extremely strong growth in oil consumption of close to 4% in 2004 to only 1.3% in 2005 according to the most recent estimates.

The sale and purchase market for tankers was strong in 2005, especially for very modern tankers. Values for double hull tankers increased on average approximately 7.5%, whereas values for single hull tankers on average fell approximately 10%.

According to the January 2005 Oil and Gas Journal, the Middle East has 57.1% of the world's proven oil reserves, which will continue to drive long and medium haul seaborne transportation. World oil production reached 84.6 million barrels per day in January 2006. OPEC countries located in the Middle East supplied approximately a quarter of this volume. Given the dominance of world oil reserves located in this region, this share is expected to grow in coming years as oil fields in other parts of the world gradually reach maturity and begin a process of natural decline. The length of transportation distances between the Middle East and consuming areas means that such a trend would boost ton-miles (the product of volumes and transport distances) and could be beneficial for tanker demand.

A significant and ongoing shift toward quality in vessels and operations has taken place during the last decade as charterers and regulators increasingly focus on safety and protection of the environment. Since 1990, there has been an increasing emphasis on environmental protection through legislation and regulations such as the U.S. Oil Pollution Act of 1990, International Maritime Organization protocols and Classification Society procedures, demanding higher quality tanker construction, maintenance, repair and operations. Operators that have proven an ability to seamlessly integrate these required safety regulations into their operations are being rewarded. For example, the emergence of vessels equipped with double hulls represented a differentiation in vessel quality and enabled such vessels to command improved earnings in the spot charter markets. The effect has been a shift in major charterers' preference towards greater use of double hulls and, therefore, more difficult trading conditions for older single-hull vessels. These changes were reflected in the sharp increase in scrapping of older vessels during periods of weaker market conditions in recent years. As a result, the net increase in transportation capacity for Suezmax tankers has been relatively low during this period, or 7.0% from 1993 through 2003 according to R.S. Platou Economic Research a.s. However, due to the increase in oil demand, deliveries have increased and net Suezmax tanker capacity has grown 13.5% since the beginning of 2003. We believe charterers generally prefer more modern, double-hull vessels resulting in a portion of the older vessels achieving lower levels of employment. Two major oil companies have announced they will no longer charter single-hull tonnage.

OUR CREDIT FACILITY

In September 2005, we entered into a new $300 million revolving credit facility, which we refer to as the New Credit Facility. The New Credit Facility became effective as of October 2005 and replaced our previous credit facility from October 2004, a portion of which was set to mature in October 2005. The New Credit Facility will mature in September 2010.

The New Credit Facility provides funding for future vessel acquisitions and general corporate purposes. The New Credit Facility cannot be reduced by the lender and there is no repayment obligation of the principal during the five year term. Amounts borrowed under the New Credit Facility bear interest at a rate equal to LIBOR plus a margin between 0.7% and 1.2% (depending on the loan to vessel value ratio). We must pay a commitment fee of 30% of the applicable margin on any undrawn amounts.

In September 2005, we borrowed $60.0 million under our previous credit facility to finance part of the purchase price of our seventh vessel that we acquired in August 2005, and $7.0 million to finance the down payment for the acquisition of our eighth vessel.

In October 2005, we refinanced the aggregate borrowings of $67 million under our previous credit facility by drawing on our New Credit Facility. Borrowings under the New Credit Facility are secured by mortgages over our vessels and assignment of earnings and insurance. We are permitted to pay dividends in accordance with our dividend policy as long as we are not in default under the New Credit Facility.

In November 2005, we borrowed $63.0 million under our New Credit Facility to finance part of the purchase price of our eighth vessel that we acquired in September 2005.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Results of Operations

Our net voyage revenues increased from $62,526,245 for year ended December 31, 2004 compared to $86,129,262 for year ended December 31, 2005, an increase of 37.7%.

All figures in USD                               2005                 2004
--------------------------------------------------------------------------------

Voyage Reenue                                117,110,178            67,451,598
Voyage Expenses                              (30,980,916)           (4,925,353)
--------------------------------------------------------------------------------
Net Voyage Revenue                            86,129,262            62,526,245
--------------------------------------------------------------------------------

The increase in net voyage revenues was primarily due to the addition of four vessels to the fleet. The Company acquired two vessels in March 2005, one vessel in August 2005 and one vessel in November 2005.

Vessel operating expenses were $11,220,770 for 2005 compared to $1,976,766 for 2004. The increase is due to the change in the Company's operating structure as of October 2004 from a passive leasing company into an operating company. Prior to October 2004 the original three vessels were on bareboat charter to BP Shipping. Under bareboat charter agreements all vessel operating expenses are paid by the charterer.

Administrative expenses were $8,492,164 for 2005 compared to $10,851,688 for 2004. The decrease was due to the non-cash charge of $9,252,365 in 2004 compared to $3,582,995 in 2005 that is linked to a change in the compensation scheme for Scandic American Shipping Ltd., or the Manager. This decrease was off-set by a full year of general and administrative expenses reflecting the new operating structure of the Company as described above. The original incentive plan for the Manager was a revenue based cash commission structure. The Manager agreed to eliminate the commission. The cash commission was replaced by restricted share issuances to the Manager of 2% of the Company's outstanding common shares from time to time in order to align the interests of the Manager and the Company. These restricted shares are non-transferable for three years from issuance. In connection with the transition to an operating company, the Company introduced a stock incentive plan with 400,000 shares reserved for issuance of which 270,000 stock options were granted at December 31, 2005. The initial strike price for options granted in 2005 was equal to $38.75, which was the offering price per share of our common shares in our follow-on offering in November 2004. The Company has recorded a compensation cost of $1,415,000 associated with the employee stock option awards.

Net operating income for 2005 increased 14.3% from the comparable period in 2004 from $42,779,627 to $48,887,328 primarily due to increased revenue and costs as described above.

Liquidity and Capital Resources

Cash flows provided by operating activities decreased by 18.7% in 2005 to $51,055,588 compared to $62,817,261 in 2004 primarily due to change in the Company's operation as described above.

Cash flow provided from financing activities increased by 577% in 2005 to $226,613,441 compared to $33,486,608 for the same period in 2004. The increase was due to (i) proceeds from a follow-on offering of $161.9 million, (ii) net proceeds from the drawdown of the credit facility of $130.0 million, offset by
(iii) dividends paid of $64.2 million and (iv) payment of loan facility costs of $1.1 million in respect of our $300 million new credit facility.

Cash flow used in investing activities increased by 344.7% in 2005 to $294,161,063 compared to $66,137,277 in 2004. The increase represents the acquisition costs of four vessels acquired in 2005.

We believe that our working capital is sufficient for the Company's present requirements.

Dividend payment

Total dividends paid in 2005 were $64,279,487 or $4.21 per share. Dividend payments per share in 2003, 2004 and 2005 were as follows:

   Period                   2005          2004         2003
------------------------------------------------------------
   1st Quarter             $1.62         $1.15        $0.63
   2nd Quarter              1.15          1.70         1.27
   3rd Quarter              0.84          0.88         0.78
   4th Quarter              0.60          1.11         0.37
------------------------------------------------------------
   Total USD               $4.21         $4.84        $3.05
------------------------------------------------------------

The dividend paid out in a quarter is based on the results of the previous quarter.

The Company declared a dividend of $1.88 per share in the first quarter of 2006 which was paid to shareholders in March 2006. In addition, the Company declared a dividend of $1.58 per share in the second quarter of 2006 which will be paid to shareholders in May 2006.

                            THE MANAGEMENT AGREEMENT

Under the Management Agreement the Manager has commercial and operational responsibility of our vessels and is required to manage our day-to-day business subject, always, to our objectives and policies as established and directed from time to time by the Board of Directors. All decisions of a material nature concerning our business are reserved to the Board of Directors. The Management Agreement has been extended five years and will terminate on June 30, 2019, unless earlier terminated pursuant to its terms, or extended by the parties following mutual agreement. For its services under the Management Agreement, the Manager is entitled to cover its costs incurred plus a management fee equal to $100,000 per annum. The Management Agreement formerly provided that the Manager would receive 1.25% of any gross charterhire paid to us. In order to further align the Manager's interests with those of the Company, the Manager agreed with us to amend the Management Agreement to eliminate this payment, and we have issued to the Manager restricted common shares equal to 2% of our outstanding common shares. Any time additional common shares are issued, the Manager will receive additional restricted common shares to maintain the number of common shares issued to the Manager at 2% of our total outstanding common shares. These restricted shares are non-transferable for three years from issuance.

                 COMMERCIAL AND TECHNICAL MANAGEMENT AGREEMENTS

We have entered into a commercial management agreement with Teekay Chartering Limited, or Teekay, an affiliate of Teekay Shipping Corporation for the Nordic Freedom. Under the supervision of the Manager, Teekay's duties include seeking and negotiating charters for this vessel.

We have entered into a commercial management agreement with the Swedish based Stena Bulk AS, or Stena, for the Nordic Voyager, which is operated in a pool with other Stena-controlled Suezmax tankers. Under the supervision of the Manager, Stena's duties in the pool include seeking and negotiating charters for this vessel.

We have entered into a commercial management agreement with Frontline Management ASA, or Frontline, for the Nordic Fighter and the Nordic Discovery, which are operated in a pool with other Frontline controlled Suezmax tankers. Under the supervision of the Manager, Frontline's duties in the pool include seeking and negotiating charters for these vessels.

We have entered into a commercial management agreement with the U.S. based OMI Corporation, or OMI, for the Nordic Saturn and Nordic Jupiter, which are operated in a pool with other OMI-controlled Suezmax tankers. Under the supervision of the Manager, OMI's duties in the pool include seeking and negotiating charters for these vessels. We have entered into a technical management agreement for Nordic Jupiter with OMI Marine Services under the supervision of the Manager.

We have entered into a technical management agreement for Nordic Hawk, Nordic Hunter, Nordic Voyager, Nordic Freedom and Nordic Saturn with Teekay Marine Services AS (formerly IUM Shipmanagement AS), or TMS, under the supervision of the Manager.

We have entered into a technical management agreement for the Nordic Fighter and the Nordic Discovery with V.Ships Norway AS, or V.Ships. V.Ships is a marine service group that provides ship management and related services to a managed fleet of approximately 650 vessels worldwide.

Compensation under the commercial and technical management agreements is in accordance with industry standards.

                     COMPENSATION OF DIRECTORS AND OFFICERS

During 2005, the six non-employee directors received, in the aggregate, approximately $228,100 in cash fees for their services as directors. From June 20, 2005 the Board was expanded from five to seven directors of which each of the non-employee directors receives a fee at the annual rate of $45,000. We do not pay director fees to employee directors. We do, however, reimburse our directors for all reasonable expenses incurred by them in connection with serving on our board of directors. Directors may receive restricted shares or other grants under our 2004 Stock Incentive Plan described below.

                              EMPLOYMENT AGREEMENTS

We have an employment agreement with Herbjorn Hansson, our Chairman, President and Chief Executive Officer, Turid M. S0rensen, our Chief Financial Officer, and Rolf Amundsen, our Chief Investor Relations Officer and Advisor to the Chairman. Mr. Hansson does not receive any additional compensation for serving as a director or the Chairman of the Board. The aggregate compensation of our executive officers during 2005 was $475,000. The aggregate compensation of our executive officers is expected to be approximately $720,000 during 2006. On certain terms the employment agreement may be terminated by us or Mr. Hansson upon six months' written notice to the other party. The employment agreement with Ms. S0rensen may be terminated by us or by Ms. S0rensen upon six months' written notice to the other party. The employment agreement with Mr. Amundsen may be terminated by us or Mr. Amundsen upon three months' written notice to the other party.

                            2004 STOCK INCENTIVE PLAN

Under the terms of the Company's 2004 Stock Incentive Plan, the directors, officers and certain key employees of the Company and the Manager are eligible to receive awards which include incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units and performance shares. A total of 400,000 common shares are reserved for issuance upon exercise of options, as restricted share grants or otherwise under the plan. Included under the 2004 Stock Incentive Plan are options to purchase common shares at an exercise price equal to $38.75, the offering price per share of the Company's common shares in our follow-on offering in November 2004, subject to annual downward adjustment if the payment of dividends in the related fiscal year exceed a 3% yield calculated based on the initial strike price. During 2005 the Company granted an aggregate of 320,000 stock options that the Board of Directors had agreed to issue during 2004. These options will vest in equal installments on each of the first four anniversaries of the grant dates.


MAY 18, 2006                                           NORDIC AMERICAN TANKER
                                                       SHIPPING LIMITED

NORDIC AMERICAN TANKER SHIPPING LIMITED


TABLE OF CONTENTS
-------------------------------------------------------------------------------



                                                                          Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS                        9

FINANCIAL STATEMENTS:

Statements of Operations                                                  10


Balance Sheets                                                            11


Statements of Shareholders' Equity                                        12


Statements of Cash Flows                                                  13


Notes to Financial Statements                                             15-22

Deloitte
[LOGO]

                                                  Deloitte
                                                  Statsautoriserte Revisorer AS
                                                  Karenslyst alle 20
                                                  Postboks 347 Skoyen
                                                  0213 Oslo

                                                  Telefon: 23 27 90 00
                                                  Telefax: 23 27 90 01
                                                  www.deloitte.no



To the annual general meeting of Nordic American Tanker Shipping Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We have audited the balance sheets of Nordic American Tanker Shipping Ltd. (the "Company") as of December 31, 2005 and 2004, and the related statements of operations, statements of comprehensive income, and cash flows for each of the three years ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

Oslo, Norway, May 18, 2006


/s/ Deloitte Statsautoriserte Revisorer AS



                                                  Member of
                                                  Deloitte Touche Tohmatsu




Audit.Tax & Legal.Consulting.Financial Advisory.


STATEMENTS OF OPERATIONS

All figures in USD

                                                                               Year Ended December 31,
                                                            ---------------------------------------------------------------

                                                Notes                2005                    2004                 2003
                                                -----                ----                    ----                 ----
Voyage Revenue                                    3                117,110,178             67,451,598           37,185,975
Voyage Expenses                                                    (30,980,916)            (4,925,353)                   0
Vessel Operating Expenses -
excluding depreciation expense
presented below                                                    (11,220,770)            (1,976,766)                   0
Administrative Expenses                         2, 7                (8,492,164)           (10,851,688)            (468,087)
Depreciation                                     6                 (17,529,000)           (6,918, 164)          (6,831,040)
                                                            --------------------   ------------------   -------------------

Net Operating Income                                                48,887,328             42,779,627           29,886,848
                                                            --------------------   ------------------   -------------------

Interest Income                                                        850,803                143,230               26,462
Interest Expense                               9, 10                (3,453,963)            (1,971,304)          (1,797,981)
Other Financial Income (Charges)                                        33,574               (135,621)             (15,040)
                                                            --------------------   ------------------   -------------------
Net Financial Items                                                 (2,569,586)            (1,963,695)          (1,786,559)
                                                            --------------------   ------------------   -------------------

Net profit before Tax                                               46,317,742             40,815,932           28,100,289
                                                            --------------------   ------------------   -------------------

Tax Expense                                                                  0                      0                    0
                                                            --------------------   ------------------   -------------------

Net Profit for the Year                                             46,317,742             40,815,932           28,100,289
                                                            --------------------   ------------------   -------------------

Basic Earnings per Share                                                  3.03                   4.05                 2.89

Diluted Earnings per Share                                                3.03                   4.05                 2.89
Basic Weighted Average Number of
Shares Outstanding                                                  15,263,622             10,078,391            9,706,606
Diluted Weighted Average Number
of Shares Outstanding                                               15,263,622             10,078,391            9,706,606


                                 The footnotes are an integral part of these financial statements


BALANCE SHEETS

All figures in USD

                                                  Notes              Dec. 31, 2005          Dec. 31, 2004
                                                  -----              -------------          -------------
ASSETS
Current Assets
Cash and Cash Equivalents                                                14,240,482             30,732,516
Accounts Receivables, net                           4                    19,556,725              4,539,354
Voyages in Progress                                                       2,445,906                      0
Prepaid Expenses and Other Assets                   5                     3,147,527              1,479,710
                                                               ---------------------    -------------------

Total Current Assets                                                     39,390,640             36,751,580
                                                               ---------------------    -------------------

Long-term Assets
Vessels, net                                        6                   463,933,101            187,301,038
Other Long-term Assets                                                    2,520,712                150,793
                                                               ---------------------    -------------------

Total Long-term Assets                                                  466,453,813            187,451,831
                                                               ---------------------    -------------------

Total Assets                                                            505,844,453            224,203,411
                                                               ---------------------    -------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts Payable                                                          1,562,188                411,366
Deferred Revenue                                   11                       537,055              1,286,070
Accrued Liabilities                                                       2,873,039                637,582
                                                               ---------------------    -------------------

Total Current Liabilities                          12                     4,972,282              2,335,018
                                                               ---------------------    -------------------

Long-term Liabilities
Long-term Debt                                      9                   130,000,000                      0
                                                               ---------------------    -------------------

Total Long-term Liabilities                                             130,000,000                      0
                                                               ---------------------    -------------------

SHAREHOLDERS' EQUITY
Common Shares,                                     13                       166,445                130,678
par value $0.1 per share,
issued and outstanding
(51,200,000 shares authorized);
16,644,496 shares issued and
outstanding, (13,067,838
issued and outstanding in 2004)

Additional Paid-in Capital                                              432,682,337            265,752,581
Accumulated Deficit                                                     (61,976,611)           (44,014,866)
                                                               ---------------------    -------------------

Total Shareholders' Equity                                              370,872,171            221,868,393
                                                               ---------------------    -------------------

Total Liabilities & Shareholders' Equity                                505,844,453            224,203,411
                                                               ---------------------    -------------------


                                 The footnotes are an integral part of these financial statements




STATEMENTS OF SHAREHOLDERS' EQUITY
All figures in USD, except where noted

                                                                                      Accumulated
                                                         Additional                     Other            Total             Total
                                 No. of        Common     Paid-in       Accumulated  Comprehensive    Shareholders'    Comprehensive
                                 Shares        Shares     Capital         Deficit        Loss            Equity            Income
                                 ------        ------     -------         -------        ----            ------            ------
Balance at 01.01.03             9,706,606       97,066   144,395,866    (36,129,835)   (2,016,000)      106,347,097

Net Profit                                                               28,100,289                      28,100,289    28,100,289

Unrealized Loss on                                                                       (365,723)         (365,723)     (365,723)
Derivative Instruments

Adjustment for Losses on
Derivatives Reclassified
to Earnings                                                                             1,231,723         1,231,723     1,231,723

Dividend Paid                                                           (29,605,410)                    (29,605,410)

Total Comprehensive Income                                                                                             28,966,289
------------------------------------------------------------------------------------------------------------------------------------
Balance at 12.31.03             9,706,606       97,066   144,395,866    (37,634,956)   (1,150,000)      105,707,976
------------------------------------------------------------------------------------------------------------------------------------

Net Profit                                                                40,815,932                     40,815,932    40,815,932

Common Shares Issued            3,361,232       33,612   121,356,715                                    121,390,327

Unrealized Loss on
Derivative Instruments
                                                                                          (20,710)          (20,710)      (20,710)

Adjustment for Losses on
Derivatives Reclassified
to Earnings                                                                             1,170,710         1,170,710     1,170,710

Dividend Paid                                                           (47,195,842)                    (47,195,842)


Total Comprehensive Income                                                                                             41,965,932
------------------------------------------------------------------------------------------------------------------------------------
Balance at 12.31.04            13,067,838      130,678   265,752,581    (44,014,866)            0       221,868,393
------------------------------------------------------------------------------------------------------------------------------------

Net Profit                                                                46,317,742                     46,317,742    46,317,742

Common Shares Issued            3,576,658       35,767   165,514,756                                    165,550,523

Stock Option Plan valuation                                1,415,000                                      1,415,000

Dividend paid                                                           (64,279,487)                    (64,279,487)


Total Comprehensive Income                                                                                             88,283,674
------------------------------------------------------------------------------------------------------------------------------------
Balance at 12.31.05            16,644,496      166,445   432,682,337    (61,976,611)            0       370,872,171
------------------------------------------------------------------------------------------------------------------------------------

                                 The footnotes are an integral part of these financial statements


STATEMENTS OF CASH FLOWS
All figures in USD
                                                                                      Year Ended December 31,
                                                             -----------------------------------------------------------------

                                                                   2005                    2004                    2003
                                                            --------------------    --------------------    -------------------
Cash Flows from Operating Activities

Net Profit                                                           46,317,742              40,815,932             28,100,289

Reconciliation of Net Profit to Net Cash from
Operating Activities
Depreciation                                                         17,529,000               6,918,164              6,831,040
Amortization of Prepaid Finance Costs                                   717,910                 112,838                 14,480
Share-based Compensation & Stock Option Plan                          4,997,995               9,252,365                      0
Increase/Decrease in:
Accounts Receivables                                                (15,017,371)              3,602,956             (4,865,784)
Accounts Payable and Accrued Liabilities                              3,386,273               1,010,626               (178,140)
Deferred Revenue                                                       (749,015)              1,286,075                      0
Other Assets                                                         (6,126,946)               (181,695)                (8,334)
                                                            --------------------    --------------------    -------------------

Net Cash Provided by Operating Activities                            51,055,588              62,817,261             29,893,551
                                                            --------------------    --------------------    -------------------

Cash Flows from Investing Activities
Investment in Vessels                                              (294,161,063)            (66,137,277)                     0
                                                            --------------------    --------------------    -------------------

Net Cash Used in Investing Activities                              (294,161,063)            (66,137,277)                     0
                                                            --------------------    --------------------    -------------------

Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock                              161,967,534             112,137,953                      0
Proceeds from Use of Credit Facility                                135,000,000              96,000,000                      0
Repayments of Credit Facility                                        (5,000,000)           (126,000,000)                     0
Loan Facility Costs                                                  (1,074,606)             (1,455,503)                     0
Dividends Paid                                                      (64,279,487)            (47,195,842)           (29,605,410)
                                                            --------------------    --------------------    -------------------

Net Cash Provided by (Used in) Financing Activities                 226,613,441              33,486,608            (29,605,410)
                                                            --------------------    --------------------    -------------------

Net (Decrease) Increase in Cash and Cash Equivalents                (16,492,034)             30,166,592                288,141
                                                            --------------------    --------------------    -------------------

Beginning Cash and Cash Equivalents                                  30,732,516                 565,924                277,783
                                                            --------------------    --------------------    -------------------

Ending Cash and Cash Equivalents                                     14,240,482              30,732,516                565,924
                                                            --------------------    --------------------    -------------------

Cash paid for Interest                                                  916,104               1,774,264              1,975,125

                                      The footnotes are an integral part of these financial statements

                     NORDIC AMERICAN TANKER SHIPPING LIMITED

                          NOTES TO FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Nature of Business: The principal business of Nordic American Tanker Shipping Limited (the "Company") is to own and operate crude oil tankers.

Use of Estimates: Preparation of financial statements in accordance with US GAAP necessarily includes amounts based on estimates and assumptions made by management. Actual results could differ from those amounts. The effects of changes in accounting estimates are accounted for in the same period as the estimates are changed.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains its cash with reputable financial institutions. The terms of these deposits are on demand to minimize risk. The Company has not experienced any losses related to these cash deposits and believes it is not exposed to any significant credit risk.

Accounts receivable consist of uncollateralized receivables from international customers primarily in the international shipping industry. To minimize risk associated with international transactions, all sales are denominated in U.S.
currency. The Company routinely assesses the financial strength of its customers. Accounts receivable are presented net of allowances for doubtful accounts relating to demurrage claims. If amounts become uncollectible, they will be charged to operations when that determination is made.

Interest Rate Risk: The Company is exposed to interest rate risk for its debt borrowed under the New Credit Facility. In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company has no outstanding derivatives at December 31, 2005 and has not entered into any such arrangements in 2005.

Cash and Cash Equivalents: Cash and cash equivalents consist of deposits with original maturities of three months or less.

Foreign Currency Risk: The Company's functional currency is the U.S. dollar as all revenues are received in U.S. dollars and the majority of the Company's expenditures are made in U.S. dollars. The Company's reporting currency is U.S. dollars. The Company considers currency risk to be insignificant.

Property and Equipment: Depreciation are provided on a straight-line basis over the estimated useful lives of the assets. The Company's property and equipment are recorded as per cost method and consist solely of vessels. The estimated useful life of these vessels is 25 years from the date the vessel is delivered from the shipyard. Repairs and maintenance are expensed as incurred.

Impairment of Long-Lived Assets: Long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

Revenue and expense recognition: Revenue and expense recognition policies for voyage and time charter agreements are as follows:

Bareboat: Revenues from bareboat charters are recorded at a fixed charterhire rate per day over the term of the charter. The charterhire is payable monthly in advance. During the charter period the charterer will be responsible for operating and maintaining the vessel and will bear all costs and expenses with respect to the vessel.

Time charters under spot related terms: The revenue from time charters under spot related terms payable under the charters is based on a formula designed to generate earnings to us as if we had operated the vessels in the spot market on two routes used for the calculation, less 5% in commission to the charterer. The charterhire is payable to us monthly. The charterer is responsible for all voyage related costs while the Company is responsible for providing the crew and paying other operating costs

Spot charters. Voyage revenues and voyage expenses are recognized on a pro rata basis based on the relative transit time in each period. Estimated losses on voyages are provided for in full at the time such losses become evident. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Voyage expenses primarily include only those specific costs which are borne by the Company in connection with voyage charters which would otherwise have been borne by the charterer under time charter agreements. These expenses principally consist of fuel, canal and port charges. Demurrage income represents payments by the charterer to the vessel owner when loading and discharging time exceed the stipulated time in the voyage charter. Demurrage income is measured in accordance with the provisions of the respective charter agreements and the circumstances under which demurrage claims arise and is recognized on a pro rata basis over the length of the voyage to which it pertains. At December 31, 2005 and 2004, the Company has no reserves against its due from charterers balance associated with demurrage revenues.

Pooling arrangements: Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. Formulas used to allocate net pool revenues vary among different pools but generally allocate revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect vessels' differing capacities and performance capabilities. The same revenue and expenses principles stated above are applied in determining the pool's net pool revenues. The pool managers are responsible for collecting voyage revenue, paying voyage expenses and distributing net pool revenues to the participants.

Based on the guidance from EITF 99-19 earnings generated from pools in which the Company is the principal of its vessels' activities are recorded based on gross method. Earnings generated from pools in which the Company is not regarded as the principal of the vessels' activities are recorded as per net method.

The Company accounts for the net pool revenues allocated by these pools as "Voyage Revenue" in its statements of operations.

Vessel Operating Expenses: Vessel Operating Expenses include crewing, repair and maintenance, insurance, stores, lube oils and communication expenses. These expenses are recognized when incurred.

Accounting for Drydocking Costs: The Company's vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are in operation. The Company follows the deferral method of accounting for drydocking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next drydocking is scheduled to become due. Unamortized drydocking costs of vessels that are sold are written off to income in the year of the vessel's sale. The capitalized and unamortized drydocking costs are included in the book value of the vessels. Amortization expense of the drydocking costs is included in depreciation expense.

Inventories: Inventories, which comprise principally of bunker fuel, are stated at cost which is determined on a first-in, first-out (FIFO) basis.

Financial Instruments: The fair values of cash and cash equivalents, short-term investments, accounts receivable, and accounts payable approximate carrying value because of the short-term nature of these instruments.

Loan Financing costs: Finance costs, including fees, commissions and legal expenses, which are presented as other assets are capitalized and amortized on a straight-line basis over the term of the relevant Credit Facility. Amortization of finance costs is included in interest expense.

Segment Information: The Company has identified only one operating segment under Statement of Financial Accounting Standards ("SFAS") No. 131 "Segments of an Enterprise and Related Information." The Company has only one type of vessel - Suezmax crude oil tankers - operating on time charter contracts at market related rates, in the spot market and on long-term bareboat contract.

Geographical Segment: We currently operate four of our vessels in spot market pools with other vessels that are not owned by us. The pools are managed by third party pool administrators. The earnings of all of the vessels are aggregated, or pooled, and divided according to the relative performance capabilities of the vessel and the actual earning days each vessel is available. The pool vessels are operated in the spot market by the pool administrators. As a significant portion of our vessels are operated in pools it is not practical to allocate geographical data to each vessel and thereby not giving meaningful information to the reader.

Derivative Instruments and Hedging Activities: The Company accounts for its derivative instruments and hedging activities according to No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and SFAS No. 138. This standard, as amended, requires derivative instruments to be recorded in the balance sheet at their fair value. Changes in the fair value of derivatives that do not qualify for hedge treatment, as well as ineffective portions of any hedge, are recorded to earnings. Changes in fair value for qualifying cash flow-hedges are recorded in equity and are realized in earnings in conjunction with the gain or loss on the hedged item or transaction.

Changes in the fair value of qualifying hedges offset corresponding changes in the fair value of the hedged item in the statement of operations.

Share-Based Compensation: The Company has chosen early adoption of the accounting standard No. 123 (R) "Share-Based Payment" ("SFAS123R"), which establishes a fair value-based method of accounting for share-based compensation plans. The adoption of the standard did not have any significant effect on the financial statement as the Company previously used the SFAS 123. The Company applied the modified prospective method.

Earnings per Share: SFAS No. 128 "Earnings Per Share ("EPS")," requires EPS to be computed and reported as both basic EPS and diluted EPS. Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares and dilutive common stock equivalents (i.e. stock options, warrants) outstanding during the period.

The Company's average stock price during 2005 was above the average exercise price of the option and a dilutive effect on EPS could potentially arise. However, the proceeds of an exercise of all outstanding options calculated as per the Treasury Stock Method would exceed the costs of acquiring stocks at the average 2005 stock price. The potential effect of the outstanding options is therefore anti-dilutive and is not included in the numbers stated above.

Income taxes: The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not subject to corporate income taxes.

Reclassifications: Certain amounts on the balance sheets and the statement of operations in prior year financial accounts have been reclassified to conform to the current year presentation.

New Pronouncements: In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29. The adoption of this statement, effective June 2005, did not have any impact on the Company's results of operations, financial position or cash flows.

In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement ("SFAS") No. 154, Accounting Changes and Error Corrections, effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS 154 requires voluntary changes in accounting principle be retrospectively applied to financial statements from previous periods unless such application is impracticable. Under the newly issued standard changes in depreciation, amortization, or depletion for long-lived, non-financial assets should be accounted for as a change in accounting estimate that is effected by a change in accounting principle. The Company believes that the adoption of this standard will not have a material impact on the Company's results of operations, financial position or cash flow.

2.   RELATED PARTY TRANSACTIONS

The Manager, Scandic American Shipping Ltd., is jointly owned by the Chairman and CEO of the Company, Mr. Herbjorn Hansson, and a Board Member, Mr. Andreas Ove Ugland. The Manager, under the Management Agreement, assumes commercial and operational responsibility of our vessels and is required to manage our day-to-day business subject, always, to our objectives and policies as established from time to time by the Board of Directors. For its services under the Management Agreement, the Manager is entitled to cover the cost incurred plus a management fee equal to $100,000 per annum. The Manager also has a right to 2% of the Company's total outstanding shares (see Note 8 "Share-Based Compensation"). The Company has recognized total costs of $2,196,264 for the services provided under the Management Agreement for the year ended December 31, 2005. The comparable amount for the years 2004 and 2003 were $653,799 and $0 respectively. Additionally the Company recognized $3,582,995 in non-cash share-based compensation expense during the year 2005 related to the issuance of shares to the Manager (see Note 8 "Share-Based Compensation"). The comparable amount for the years 2004 and 2003 were $9,252,365 and $0 respectively. Payable at December 31, 2005 was $396,314 and payable at December 31, 2004 was $105,080 and these items are included in the accounts payable. The costs are included in administrative expenses.

Mr. Jan Erik Langangen, Executive Vice President of the Manager, is a partner of Langangen & Helset Advokatfirma AS which in the past has also provided and may continue to provide legal services to us. The Company has recognized costs of $77,526 for the services provided by Langangen & Helset Advokatfirma AS in 2005. The comparable amount for the years 2004 and 2003 were $33,435 and $3,361 respectively. Payable at December 31, 2005 was $0 and payable at December 31, 2004 was $38,157. These costs are included as administrative expenses.

3.   REVENUE

For the twelve months ending December 31, 2005 the Company's only source of income was from the Company's eight vessels. The table below shows the current employment of the vessels. All of the Company's revenues are earned in international markets.

                                                         Charterer*/
Vessel name                       Employment             Commerical Operator
--------------------------------------------------------------------------------
Gulf Scandic                      Bareboat               Gulf Navigation*
Nordic Hawk                       Spot / TC              BP Shipping*
Nordic Hunter                     Spot / TC              BP Shipping*
Nordic Freedom                    Spot                   Teekay Shipping
Nordic Voyager                    Spot                   Stena Bulk
Nordic Fighter                    Spot                   Frontline
Nordic Discovery                  Spot                   Frontline
Nordic Saturn                     Spot                   OMI
--------------------------------------------------------------------------------

One customer accounted for 37%, 97% and 100% of the Company's revenues during the year ended December 31, 2005, 2004 and 2003, respectively.

4.   ACCOUNTS RECEIVABLE

                                                     2005              2004
     -----------------------------------------------------------------------

     BP Shipping                                4,030,009         4,310,979
     Gulf Navigation Company                            0           189,114
     Gemini Tankers Ltd                         2,725,145                 0
     Stena Bulk                                 5,192,581                 0
     Frontline                                  4,628,353                 0
     Teekay Shipping Corporation                2,980,637                 0
     Others < 10%                                       0            39,261
     -----------------------------------------------------------------------
     Total Accounts Receivable                 19,556,725         4,539,354
     -----------------------------------------------------------------------

There are no allowance for doubtful accounts as at December 31, 2005 and 2004.

5.   PREPAID EXPENSES AND OTHER CURRENT ASSETS

                                                     2005              2004
     -----------------------------------------------------------------------

     Bunkers and lubricants inventory           2,136,762                 0

     Other < 5%                                 1,010,765         1,479,710
     -----------------------------------------------------------------------
     Total as per December 31,                  3,147,527         1,479,710
     -----------------------------------------------------------------------

6.   PROPERTY AND EQUIPMENT

Property and equipment consist of eight modern double hull Suezmax crude oil tankers. Depreciation is calculated on a straight-line basis over the estimated useful life of the vessels. The estimated useful life of a new vessel is 25 years.

                                                        2005              2004
     --------------------------------------------------------------------------

     Opening Balance                             236,913,247       170,775,970
     Acquisitions                                294,161,063        66,137,277
     --------------------------------------------------------------------------
     Closing Balance                             531,074,310       236,913,247
     --------------------------------------------------------------------------
     Opening Balance                             (49,612,209)      (42,694,045)
     Depreciation                                (17,529,000)       (6,918,164)
     --------------------------------------------------------------------------
     Closing Balance                             (67,141,209)      (49,612,209)
     --------------------------------------------------------------------------
     Net Book Value as per December 31,          463,933,101       187,301,038
     --------------------------------------------------------------------------

Included in the above amounts as at December 31, 2005 are drydocking charges and ballast tank improvements with a net book value of $2.2 million. Depreciation expenses for drydocking and ballast tank improvements were $0.16 million. There were no such charges for the comparable period of 2004.

7.   ADMINISTRATIVE EXPENSES

                                             2005         2004          2003
     --------------------------------------------------------------------------

     Management fee                         100,000      175,000       250,000
     Directors and officers insurance       121,427      112,500       101,666
     Salary and wages                       635,393      165,490             0
     Audit, legal and consultants           678,858      587,831       106,281
     Outsourced administrative services   1,460,871      313,309             0
     Share-based compensation             3,582,995    9,252,365             0
     2004 Stock Incentive Plan            1,415,000            0             0
     Other fees and expenses                497,620      245,193        10,140
     --------------------------------------------------------------------------
     Total administrative expenses        8,492,164   10,851,688       468,087
     --------------------------------------------------------------------------

The decrease in total administrative expenses is due to the decrease in share-based compensation caused by the change in the terms of the Management Agreement with the Manager effective from October 2004. The Management Agreement formerly provided that the Manager would receive 1.25% of any gross charterhire paid to the Company. In order to further align the Manager's interests with those of the Company, the Manager agreed with us to amend the Management
Agreement to eliminate this payment. The Company issued to the Manager in October 2004 restricted common shares equal to 2% of our outstanding common shares. Any time additional common shares are issued, the Manager will receive additional restricted common shares to maintain the number of common shares issued to the Manager at 2% of our total outstanding common shares. In connection with the follow-on offering of March 2005, restricted shares were issued to the Manager in accordance with the Management Agreement. The share-based compensation expense related to the issuance of restricted shares to the Manager of $3,582,995 in 2005 was classified as administrative expenses.

The decrease in share-based compensation is offset by increase in other administrative expenses due to the change in operating structure as of October 2004 from a passive leasing company into an operating company.

8.   SHARE-BASED COMPENSATION

2004 Stock Incentive Plan

Under the terms of the Company's 2004 Stock Incentive Plan, or the Plan, the directors, officers and certain key employees of the Company and the Manager will be eligible to receive awards which include incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units and performance shares. The Company believes that such awards better align the interests of its employees with those of its shareholders. A total of 400,000 common shares are reserved for issuance upon exercise of options, as restricted share grants or otherwise under the plan. A total of 320,000 options have been issued as at December 31, 2005.

Stock option awards were granted with an exercise price equal to the market price of the Company's stock at the date of a public offering in November 2004, with later adjustments for dividends to share holders exceeding 3% of the initial stock option exercise price. Stock option awards generally vest equally over four years from grant date and have a 10-year contractual term.

The fair value of each option award is estimated on the date of grant using the Black & Scholes option valuation model that uses the assumptions noted in the following table. Stock options to non-employees are measured at each reporting date and fair value is estimated with the same model used for estimating fair value of the options granted to employees. Because the option valuation model incorporates ranges of assumptions for inputs, those ranges are disclosed.
Expected volatilities are based on implied volatilities from historical volatility of the Company's stock and other factors. Expected life of the options is estimated to be equal to the vesting period for employees when calculating the fair value of the options. When calculating the fair value of the options issued to non-employees the expected life is equal to the actual life of options. The Company recognizes the compensation cost for stock options issued to non-employees over the service period, which is considered to be equal to the vesting period.

Stock options to employees are measured at fair value at the grant date and the compensation cost is recognized on a straight-line basis over the vesting period. The assumptions used when estimating the fair value at grant date are specified in the table below.

Stock options to non-employees are measured at fair value at the balance sheet date and the assumptions used are specified separately in the table below.

The risk-free rate for periods within the contractual life of the stock options is based on the U.S. Treasury yield curve in effect at the time of grant for options to employees. The risk-free rate at year-end is used for stock options issued to non-employees.

                                       12.31.2005                 12.31.2005
--------------------------------------------------------------------------------
Weighted average figures                Employees               Non-employees
--------------------------------------------------------------------------------
Expected volatility                      42.60 %                   42.08 %
--------------------------------------------------------------------------------
Expected dividends                         3 %                       3 %
--------------------------------------------------------------------------------
Expected life                             3.81                       9.27
--------------------------------------------------------------------------------
Risk-free rate (range)               3.52 % - 4.43 %           4.53 % - 4.61 %
--------------------------------------------------------------------------------

A summary of option activity under the Plan as of December 31, 2005, and changes during the year then ended is presented below:

                                                                     Weighted-
                                                                      average
                                          Shares        Shares       exercise
Options                                  employees  non-employees     price
------------------------------------------------------------------------------
Outstanding at January 1, 2005               -                           -
------------------------------------------------------------------------------
Granted                                   240,000       80,000        $35.70
-----------------------------------------------------------------------------
Exercised                                    -                           -
------------------------------------------------------------------------------
Forfeited or expired                         -                           -
------------------------------------------------------------------------------
Outstanding at December 31, 2005          240,000       80,000        $35.70
------------------------------------------------------------------------------
Exercisable at December 31, 2005           55,000       12,500        $35.70
------------------------------------------------------------------------------

Outstanding and exercisable stock options as at December 31, 2005 have a weighted-average remaining term of 9.07 years for employees and 9.30 for non-employees. The exercise price for outstanding stock options as at December 31, 2005 is $35.70.

                                                                  Weighted-average                         Weighted-average
                                                  Options -       grant-date fair         Options -     grant-date fair value -
                                                  Employees       value - Employees     Non-employees        Non-employees
---------------------------------------------------------------------------------------------------------------------------------
Non-vested at January 1, 2005                        -                   -                   -                     -
---------------------------------------------------------------------------------------------------------------------------------
Granted during the year                           240,000             $18.44              80,000                $22.93
---------------------------------------------------------------------------------------------------------------------------------
Vested during the year                            (55,000)            $18.65             (12,500)               $29.29
---------------------------------------------------------------------------------------------------------------------------------
Forfeited during the year                            -                   -                   -                     -
---------------------------------------------------------------------------------------------------------------------------------
Estimated forfeitures unvested options               -                   -                   -                     -
---------------------------------------------------------------------------------------------------------------------------------
Non-vested at December 31, 2005                   185,000             $18.38              67,500                $21.75
---------------------------------------------------------------------------------------------------------------------------------

We refer to Note 7 in regards to the compensation cost related to the Plan recognized in the profit and loss account. Unrecognized compensation cost related to the Plan is $3,831,763 as at December 31, 2005. That cost is expected to be recognized over a weighted-average period of 1.95 years.

Restricted Shares

The Management Agreement formerly provided that the Manager would receive 1.25% of any gross charterhire paid to us. In order to further align the Manager's interests with those of the Company, the Manager agreed with us to amend the Management Agreement, effective October 12, 2004, to eliminate this payment, and we have issued to the Manager restricted common shares equal to 2% of our outstanding common shares at par value of $0.01 per share. Any time additional common shares are issued, the Manager will receive additional restricted common shares to maintain the number of common shares issued to the Manager at 2% of our total outstanding common shares. These restricted shares are non-transferable for three years from issuance. During 2005 the Company has issued to the Manager 76,658 shares at an average fair value of $46.74. The share-based compensation expense related to the issuance of restricted shares to the Manager of $3,582,995 in 2005 was classified as administrative expenses.

The shares are considered restricted as the holders of the shares cannot dispose of them for three years from issuance.

9.   LONG-TERM DEBT

In September 2005, the Company entered into a new $300 million revolving credit facility, which is referred to as the New Credit Facility. The New Credit Facility became effective as of October 2005 and replaced the previous credit facility from October 2004, a portion of which was set to mature in October 2005. The New Credit Facility will mature in September 2010.

The New Credit Facility provides funding for future vessel acquisitions and general corporate purposes. The New Credit Facility cannot be reduced by the lender and there is no repayment obligation of the principal during the five year term. Amounts borrowed under the New Credit Facility bear interest at a rate equal to LIBOR plus a margin between 0.70% and 1.20% (depending on the loan to vessel value ratio). The Company pays a commitment fee of 30% of the applicable margin on any undrawn amounts.

Borrowings under the Credit Facility are secured by mortgages over our vessels and assignment of earnings and insurance. We will be able to pay dividends in accordance with our dividend policy as long as we are not in default under the Credit Facility.

In February 2005, the Company borrowed $5.0 million under the previous Credit Facility to finance part of the purchase price of the second vessel that was acquired in February 2005. The borrowings were repaid in March 2005.

In September 2005, the Company borrowed $60.0 million under the previous credit facility to finance part of the purchase price of the seventh vessel that was acquired in August 2005, and $7.0 million to finance the down payment for the acquisition of the eighth vessel that was acquired in November 2005.

In October 2005, the Company refinanced the borrowings of $67.0 million under our previous credit facility by drawing on the New Credit Facility.

In  November  2005,  the Company  borrowed  $63.0  million  under the New Credit
Facility to finance part of the purchase price of the eighth vessel that was acquired in September 2005.

Accrued interest as per December 31, 2005 is $900,000 and is payable during the first quarter of 2006.

10.  FINANCIAL ITEMS

Interest expense consists of interest expense on the long-term debt, commitment fee and loan financing costs related to the $300 million New Credit Facility. The $130 million borrowed bear an interest equal to LIBOR plus a margin between 0.7% and 1.2%. The loan financing costs are expenses incurred in connection with the refinancing of the New Credit Facility. These charges are amortized over the term of the New Credit Facility on a straight-line basis. Amortization of loan costs is included in the interest expense. The amortization of loan financing costs were for the years 2005, 2004 and 2003 $717,910, $112,838 and $14,480 respectively. Total capitalized loan financing costs are $1,713,835 as per December 31, 2005 and as per December 31, 2004 $1,357,140.

The amortization of loan financing costs for the years 2006 to 2009 are $364,000 per year and $257,835 for the year 2010.

The commitment fee is based on 30% of the applicable margin on any undrawn amounts.

11.  DEFERRED REVENUE

Deferred revenue of $537,055 represents prepaid freight received from one of our customers prior to December 31, 2005, for services to be rendered during January 2006.

12.  TOTAL CURRENT LIABILITIES

                                                             2005        2004
      -------------------------------------------------------------------------

      Accounts Payable                                     751,977     411,366
      Accounts Payable, Technical & Commercial Managers    784,425           0
      Deferred Revenue                                     537,055   1,286,070
      Accrued Interests                                  1,170,044           0
      Accrued Expenses, Technical & Commercial Managers  1,459,445           0
      Other Current Liabilities  <5%                       269,336     637,582
      -------------------------------------------------------------------------
      Total Current Liabilities                          4,972,282   2,335,018
      -------------------------------------------------------------------------

13.  STOCKHOLDERS' EQUITY

Authorized, and issued and outstanding common shares roll-forward is as follows:

                                                                 Issued and
                                             Authorized          Outstanding
                                              Shares               Shares
      -----------------------------------------------------------------------

      Balance at 01.01.04                     51,200,000           9,706,606
      Issuance of Common Shares
      in Secondary Offering                                        3,105,000
      Share-based Compensation                                       256,232
      -----------------------------------------------------------------------

      Balance at 12.31.04                     51,200,000          13,067,838
      -----------------------------------------------------------------------
      Issuance of Common Shares
      in Secondary Offering                                        3,500,000
      Share-based Compensation                                        76,658
      -----------------------------------------------------------------------

      Balance at 12.31.05                     51,200,000          16,644,496
      -----------------------------------------------------------------------

The total issued and outstanding shares as of December 31, 2005 were 16,644,496 shares of which 332,890 shares was restricted as described in Note 8. The total issued and outstanding shares as of December 31, 2004 was 13,067,838 shares of which 256,232 shares were restricted as described in Note 8.

14.  DERIVATIVE INSTRUMENTS AND RISK MANAGEMENT

In 2003, the Company had outstanding a $30 million variable rate loan that was repaid in November 2004. The Company had hedged the variable interest exposure by an interest rate swap whereby the Company paid a fixed interest rate and received a variable interest (LIBOR). The interest rate swap was designated as a cash flow hedge of the interest payments on the loan. The interest rate swap matured in 2004. The Company did not hold any derivative instruments at December 31, 2005.

The effective portion of gains and losses on the interest rate swap designated as a cash flow hedge was deferred to accumulated other comprehensive income and was reclassified to earnings as the hedged interest payments were recognized. The Company reclassified $1,170,000 from accumulated other comprehensive income to earnings in 2004. The reclassified loss was included in interest expense.

The fair value of the swap was recorded as a liability of $1,150,000 at December 31, 2003.

15.  COMMITMENTS AND CONTINGENCIES

Litigation and Environmental Matters -The Company may be a party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company's management that the outcome of any claim which might be pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the financial position of the Company, but could materially affect the Company's results of operations in a given year.

16.  SUBSEQUENT EVENTS

In February 2006, the Company agreed to acquire a double hull Suezmax tanker from an unrelated third party for a purchase price of $69.0 million. The vessel was delivered to us on April 10, 2006.

In March 2006, the Company sold 4,297,500 shares (including the over-allotment) in a public offering in the US to fund the acquisition of the ninth vessel, repay outstanding debt and to fund the acquisition of the tenth vessel that the Company is actively pursuing. The offering was priced at $28.50 per share, and net proceeds to the Company were $115.2 million.

In April 2006, the Company borrowed $69.0 million under the Credit Facility to finance the ninth vessel delivered to the Company on April 10, 2006.

                                    * * * * *

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      NORDIC AMERICAN TANKER SHIPPING LIMITED


Dated: June 20, 2006                  By  /s/ Herbjorn Hansson
                                         ----------------------------
                                         Name:    Herbjorn Hansson
                                         Title:   Chairman, Chief Executive
                                                  Officer and President






SK 01318 0002 679180